Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
August 6, 2020
Jacob C. Tiedt
Shareholder
+1 312 609 7697
jtiedt@vedderprice.com
Ms. Lisa Larkin U.S. Securities and Exchange Commission Division of Investment Management Disclosure Review Office 100 F Street NE Washington, DC 20549

Re:	Nuveen Core Equity Alpha Fund (the “Registrant”)

Preliminary Proxy Statement on Schedule 14A

File No. 811-22003

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission to Vedder Price P.C. on August 3, 2020, with respect to the Registrant’s Preliminary Proxy Statement on Schedule 14A filed on July 21, 2020 (the “Preliminary Proxy Statement”) relating to a special meeting of shareholders of the Registrant. Any capitalized terms used but not defined herein have the same meanings as given to them in the Preliminary Proxy Statement. Any page references refer to the Preliminary Proxy Statement. Set forth below are the staff’s comments and the Registrant’s responses.

1.

Comment: The Notice of Meeting indicates that the special meeting of the Registrant’s shareholders will be a virtual meeting. Be aware that the staff of the Division of Corporation Finance and the Division of Investment Management have issued guidance on the conduct of virtual shareholder meetings pursuant to “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns” dated March 13, 2020, as subsequently amended.

Response: The Registrant acknowledges the staff’s guidance on the conduct of virtual shareholder meetings and confirms that the virtual special meeting of the Registrant’s shareholders will be conducted in accordance with applicable provisions of such guidance.

2.

Comment: On page ii of the Q&A and under the heading “Related Fund Proposals—Investment Strategy Changes” on page 11 of the Preliminary Proxy Statement, please revise the bullet titled “Changes to Investment Strategy” to more clearly state how the Registrant’s principal investment strategy would change as a result of the change in sub-advisers.

Response: The Registrant has revised the disclosure in the Definitive Proxy Statement in response to the staff’s comment.

3.	Comment: If dissenting shareholders would have rights of appraisal, please add the applicable disclosure required by Item 3 of Schedule 14A.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Ms. Lisa Larkin

August 6, 2020

Response: For the information of the staff, dissenting shareholders will not have rights of appraisal under applicable state law.

4.

Comment: On page 11 and elsewhere in the Preliminary Proxy Statement, certain items in addition to the sub-adviser change, which is being put to a vote of shareholders, that were approved by the Registrant’s Board of Trustees but that do not require a shareholder vote are referred to as “proposals.” Please consider revising the disclosure to use different terminology so as not to confuse these other items with the proposal being put to a shareholder vote.

Response: The Registrant has revised the disclosure in the Definitive Proxy Statement in response to the staff’s comment.

5.

Comment: On page 11 of the Preliminary Proxy Statement, in the first paragraph under “Related Fund Proposals,” the disclosure refers to the Board having approved a broad set of proposals related to the Registrant that are contingent on shareholder approval of the new sub-advisory agreement. It appears the only other items that the Board approved involve changes to the Registrant’s investment strategies. Please revise the disclosure to elaborate on what these other proposals are or remove the reference to a broad set of related proposals.

Response: The Registrant has revised the disclosure in the Definitive Proxy Statement in response to the staff’s comment.

6.

Comment: On page 12 of the Preliminary Proxy Statement, in the chart comparing the Registrant’s current investment policies and strategies to the Registrant’s proposed investment policies and strategies, please revise the disclosure to provide a clearer picture of how the Registrant will be different if the new sub-advisory agreement is approved.

Response: The Registrant has revised the disclosure in the Definitive Proxy Statement in response to the staff’s comment.

7.

Comment: In the first paragraph on page 15 of the Preliminary Proxy Statement, under the heading “Board Considerations—A. Nature, Extent and Quality of Services,” there is a reference to the Option Strategy being based on a different index, the S&P 500 Index, rather than the Russell 2000 Index. This is the first reference in the Preliminary Proxy Statement to the Russell 2000 Index. Please revise the disclosure elsewhere in the Proxy Statement to provide context for this reference.

Response: The Registrant has revised the disclosure in the Definitive Proxy Statement in response to the staff’s comment.

8.

Comment: On page 17 of the Preliminary Proxy Statement, under the heading “Board Considerations—D. Economies of Scale,” please revise the disclosure to state whether fee levels reflect economies of scale for the benefit of investors (see Item 22(c)(11)(i) of Schedule 14A).

Response: The Registrant has revised the disclosure in the Definitive Proxy Statement in response to the staff’s comment.

Ms. Lisa Larkin

August 6, 2020

9.	Comment: With reference to Item 22(a)(3)(i) of Schedule 14A, please revise the disclosure to refer to the Registrant’s principal underwriter and administrator.

Response: The Registrant has revised the disclosure in the Definitive Proxy Statement to identify the Registrant’s distributor, which is involved in the offering of the Registrant’s common shares through at-the-market transactions. For the information of the staff, the Registrant does not have an administrator.

10.	Comment: Please attach a form of proxy to the letter responding to these comments or identify where one was previously filed.

Response: For the information of the staff, the Registrant notes that a form of proxy was previously filed with the Preliminary Proxy Statement at the very end of the filing.

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7697 or Deborah Bielicke Eades at (312) 609-7661.

Very truly yours,

/s/ Jacob C. Tiedt

Jacob C. Tiedt